[EAGLE ROCK ENERGY PARTNERS, L.P. LETTERHEAD]

January 10, 2012

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Attention:	Ms. Anne Nguyen Parker
Branch Chief

Re:                               Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-177958) of Eagle Rock Energy Partners, L.P., Eagle Rock Energy Finance Corp. and the Additional Registrant Guarantors named therein (collectively, the “Registrants”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrants, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Thursday, January 12, 2012, at 10:00 a.m., Eastern Time, or as soon thereafter as practicable.

The Registrants hereby acknowledge that the disclosure in the Registration Statement is the responsibility of the Registrants.  The Registrants hereby further acknowledge that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (281) 408-1260 with any questions regarding this matter.

P.O. Box 2968
Houston, TX 77252-2968

281-408-1200 Office	WWW.EAGLEROCKENERGY.COM

Very truly yours,

EAGLE ROCK ENERGY PARTNERS, L.P.

By: Eagle Rock Energy GP, L.P., its general partner

By: Eagle Rock Energy G&P, LLC, its general partner

EAGLE ROCK ENERGY FINANCE CORP.

By:	/s/ Charles C. Boettcher
Name:	Charles C. Boettcher
Title:	Senior Vice President and
General Counsel

cc:	Joseph A. Mills, Eagle Rock Energy Partners, L.P.
Douglas E. McWilliams, Vinson & Elkins, L.L.P.